Exhibit 99.1

Press release

RESULTS OF THE COMBINED GENERAL MEETING ON JUNE 24, 2024

All resolutions presented by the Company have been adopted

Paris (France) and Cambridge (Massachusetts, USA), June 25, 2024 – 11:00pm CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, announces the approval of all the resolutions presented by the Company and falling within the remit of the Ordinary and Extraordinary General Meeting.

Thanks to the mobilization of shareholders, the Meeting could be held with a quorum of almost 34% of the shareholders present or represented.

The resolutions notably included the approval of the financial statements fo the fiscal year 2023 and the renewal for three years of Stanislas Veillet, Nadine Coulm and Claude Allary as Directors. The results of the votes are available on the Biophytis website in the "Investors / General Meetings" section.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825). For more information, visit www.biophytis.com

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Press release

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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